SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13E-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No.      )

Methode Electronics, Inc.

(Name of the Issuer)

Methode Electronics, Inc.

(Name of Person Filing Statement)

Class B Common Stock, par value $.50 per share, and related Preferred Share Purchase Rights

(Title of Class of Securities)

591520 10 1

(CUSIP Number of Class of Securities)

Donald W. Duda

President

Methode Electronics, Inc.

7401 West Wilson Avenue

Chicago, Illinois 60706-4548

(708) 867-6777

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With a copy to:

James W. Ashley, Jr.

Lord, Bissell & Brook

115 South LaSalle Street

Chicago, Illinois 60603

(312) 443-0700

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§§240.13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$21,746,340	$1,760

*                 Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,087,317 shares of Class B Common Stock at the tender offer of $20.00 per share.  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Act.

☐            Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

Introduction

                This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by Methode Electronics, Inc., a Delaware corporation (the “Company”), and relates to the making of a tender offer by the Company to purchase all of the outstanding shares of our Class B common stock at a price of $20.00 per share in cash on the terms and conditions provided for in an Agreement dated August 19, 2002, as amended December 26, 2002 (the “Agreement”) by and among the Company; Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust (collectively, the “Trusts”); and Jane R. McGinley; Margaret J. McGinley; James W. McGinley and Robert R. McGinley (collectively, the “McGinley family members”).  The making of such tender offer is referred to herein as the “Offer.”

                A preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of eligible holders of our Class A common stock to consider and vote upon a proposal to approve the offer is being filed with the Securities and Exchange Commission concurrently herewith.  If the Offer is approved at the special meeting and the Company commences the Offer, the Company will file with the SEC a tender offer statement on Schedule TO under Regulation 14D of the Exchange Act.

                The following cross reference sheet indicates the location in the Proxy Statement of items required by Schedule 13E-3 and incorporated herein by reference.

Item 1.    Summary Term Sheet

                The information set forth under “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

Item 2.    Subject Company Information

(a)                                  Name and Address.  The information on page 1 of the Proxy Statement is incorporated herein by reference.

(b)                                 Securities.  The information set forth under “The Special Meeting — Record Date; Shares Outstanding” in the Proxy Statement is incorporated herein by reference.

(c)                                  Trading Market and Price.  The information set forth under “Market Price Data; Dividends” in the Proxy Statement is incorporated herein by reference.

(d)                                 Dividends.  The information set forth under “Market Price Data; Dividends” in the Proxy Statement is incorporated herein by reference.

(e)                                  Prior Public Offerings.  Not applicable.

(f)                                    Prior Stock Purchases.  Not applicable.

Item 3.    Identity and Background of Filing Person

(a)                                  Name and Address.  The Company is also the filing person.  The information on page 1 of the Proxy Statement is incorporated herein by reference.

(b)                                 Business and Background of Entities.  The information set forth under “Summary Term Sheet” and “Introduction” in the Proxy Statement is incorporated herein by reference.

(c)                                  Business and Background of Natural Persons.  Information regarding the business background of the Company’s directors is set forth in its definitive Proxy Statement on Schedule 14A filed on August 13, 2002 under “The Board of Directors” and information regarding the business background of the Company’s executive officers is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2003 under “Part I — Executive Officers of the Registrant.”

Item 4.    Terms of the Transaction

(a)                                  Material Terms.  The information under “Summary Term Sheet” and “Proposal to Approve the Offer” in the Proxy Statement is incorporated herein by reference.

(c)                                  Different Terms.  The information set forth under “Summary Term Sheet” and “The Special Meeting” in the Proxy Statement is incorporated herein by reference.

(d)                                 Appraisal Rights.  The information under “Proposal to Approve the Offer — Fairness of the Offer” in the Proxy Statement is incorporated herein by reference.

(e)                                  Provisions for Unaffiliated Security Holders.  The information under “Proposal to Approve the Offer — Fairness of the Offer” in the Proxy Statement is incorporated herein by reference.

(f)                                    Eligibility for Listing or Trading.  Not applicable.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements

(a)                                  Transactions.  The information set forth under “Proposal to Approve the Offer — The Agreement”; “Proposal to Approve the Offer — Background of the Offer”; “Proposal to Approve the Offer — IRS Private Letter Ruling; Other Regulatory Matters”; and “Proposal to Approve the Offer — Interests of Certain Persons” in the Proxy Statement is incorporated herein by reference.

(b)                                 Significant Corporate Events.  The information set forth under “Proposal to Approve the Offer — The Agreement”; “Proposal to Approve the Offer — Background of the Offer”; “Proposal to Approve the Offer — IRS Private Letter Ruling; Other Regulatory Matters”; and “Proposal to Approve the Offer — Interests of Certain Persons” in the Proxy Statement is incorporated herein by reference.

(c)                                  Negotiations or Contacts.  The information set forth under “Proposal to Approve the Offer — The Agreement”; “Proposal to Approve the Offer — Background of the Offer”; “Proposal to Approve the Offer — IRS Private Letter Ruling; Other Regulatory Matters”; and “Proposal to Approve the Offer — Interests of Certain Persons” in the Proxy Statement is incorporated herein by reference.

(e)                                  Agreements Involving the Subject Company’s Securities.  The information set forth under “Proposal to Approve the Offer — The Agreement”; “Proposal to Approve the Offer — Background of the Offer”; “Proposal to Approve the Offer — IRS Private Letter Ruling; Other Regulatory Matters”; and “Proposal to Approve the Offer — Interests of Certain Persons” in the Proxy Statement is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)                                 Use of Securities Acquired.  The information set forth under “Proposal to Approve the Offer — Possible Changes in Our Capital Structure; Plans After the Offer”; “Proposal to Approve the Offer — Effect of the Offer on the Market for our Class B Common Stock” and “Proposal to Approve the Offer — Registration Under the Exchange Act” in the Proxy Statement is incorporated herein by reference.

(c)                                  Plans.  The information set forth under “Proposal to Approve the Offer — Possible Changes in Our Capital Structure; Plans After the Offer”; “Proposal to Approve the Offer — Effect of the Offer on the Market for our Class B Common Stock” and “Proposal to Approve the Offer — Registration Under the Exchange Act” in the Proxy Statement is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)                                  Purposes of the Offer.  The information set forth under “Proposal to Approve the Offer — The Agreement”; “Proposal to Approve the Offer — Background of the Offer”; “Proposal to Approve the Offer — Opinion of the Financial Advisor to the Special Committee”;  “Proposal to Approve the Offer — Recommendation of the Special Committee”; and “Proposal to Approve the Offer — Reasons for the Offer” in the Proxy Statement is incorporated herein by reference.

(b)                                 Alternatives.  The information set forth under “Proposal to Approve the Offer — Background of the Offer” in the Proxy Statement is incorporated herein by reference.

(c)                                  Reasons.  The information set forth under “Proposal to Approve the Offer — The Agreement”; “Proposal to Approve the Offer — Background of the Offer”; “Proposal to Approve the Offer — Opinion of the Financial Advisor to the Special Committee”; “Proposal to Approve the Offer —Recommendation of the Special Committee”; and “Proposal to Approve the Offer — Reasons for the Offer” in the Proxy Statement is incorporated herein by reference.

(d)                                 Effects.  The information set forth under “Proposal to Approve the Offer — Possible Changes in Our Capital Structure; Plans After the Offer”; “Proposal to Approve the Offer —Effect of the Offer on the Market for our Class B Common Stock”; and “Proposal to Approve the Offer — Registration Under the Exchange Act” in the Proxy Statement is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a)                                  Fairness.  The information set forth in the Proxy Statement under “Proposal to Approve the Offer —Recommendation of the Special Committee” and “Proposal to Approve the Offer — Fairness of the Offer” is incorporated herein by reference.

(b)                                 Factors Considered in Determining Fairness.  The information set forth under “Proposal to Approve the Offer —Recommendation of the Special Committee”; “Proposal to Approve the Offer — Reasons for the Offer” and “Proposal to Approve the Offer — Fairness of the Offer” in the Proxy Statement is incorporated herein by reference.

(c)                                  Approval of Security Holders. The information set forth under “The Special Meeting — Quorum; Votes Required”; “Proposal to Approve the Offer — The Agreement” and “Proposal to Approve the Offer — Fairness of the Offer” in the Proxy Statement is incorporated herein by reference.

(d)                                 Unaffiliated Representative.  The information set forth under “Proposal to Approve the Offer —  Fairness of the Offer” in the Proxy Statement is incorporated herein by reference.

(e)                                  Approval of Directors.  The information set forth under “Proposal to Approve the Offer —Recommendation of the Special Committee” and “Proposal to Approve the Offer — Fairness of the Offer” in the Proxy Statement is incorporated herein by reference.

(f)                                    Other Offers.  Not Applicable

Item 9.    Reports, Opinions, Appraisals and Negotiations

(a)                                  Report, Opinion, or Appraisal.  The information set forth under “Proposal to Approve the Offer — Background of the Offer” and “Proposal to Approve the Offer — Opinion of the Financial Advisor to the Special Committee” in the Proxy Statement is incorporated herein by reference.

(b)                                 Preparer and Summary of the Report, Opinion, or Appraisal.  The information set forth under “Proposal to Approve the Offer — Background of the Offer” and “Proposal to Approve the Offer — Opinion of the Financial Advisor to the Special Committee” in the Proxy Statement is incorporated herein by reference.

(c)                                  Availability of Documents.  The information set forth under “Proposal to Approve the Offer — Opinion of the Financial Advisor to the Special Committee” in the Proxy Statement and Annexes B and C to the Proxy Statement are incorporated herein by reference.

Item 10.   Source and Amounts of Funds or Other Consideration

(a)                                  Source of Funds.  The information set forth in the Proxy Statement under “Proposal to Approve the Offer — Source and Amount of Funds” is incorporated herein by reference.

(b)                                 Conditions.  The information set forth in the Proxy Statement under “Proposal to Approve the Offer — Source and Amount of Funds” is incorporated herein by reference.

(c)                                  Expenses.  The information set forth in the Proxy Statement under “Proposal to Approve the Offer — Fees and Expenses” is incorporated herein by reference.

(d)                                 Borrowed Funds.  Not applicable.

Item 11.   Interest in Securities of the Subject Company

(a)                                  Securities Ownership.  The information set forth in the Proxy Statement under “Security Ownership” is incorporated herein by reference.

(b)                                 Securities Transactions.  The information set forth in the Proxy Statement under “Security Ownership — Executive Officers and Directors” is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation

(d)                                 Intent to Tender or Vote in a Going Private Transaction.  The information set forth in the Proxy Statement under “Proposal to Approve the Offer — Interest of Certain Persons” is incorporated herein by reference.

(e)                                  Recommendations of Others.  The information set forth under “Proposal to Approve the Offer —Recommendation of the Special Committee” and “Proposal to Approve the Offer — Fairness of the Offer” in the Proxy Statement is incorporated herein by reference.

Item 13.   Financial Statements

(a)                                  Financial Information.  The information contained in Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2003 and Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 is incorporated herein by reference.

(b)                                 Pro Forma Information.  Not applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used

(a)                                  Solicitations or Recommendations.  The information set forth under “The Special Meeting — Proxy Solicitation and Expenses” in the Proxy Statement is incorporated herein by reference.

(b)                                 Employees and Corporate Assets.  The information set forth under “The Special Meeting — Proxy Solicitation and Expenses” in the Proxy Statement is incorporated herein by reference.

Item 15.   Additional Information

(b)                                 Other Material Information.  The information set forth under “Additional Information” in the Proxy Statement is incorporated herein by reference.

Item 16.   Exhibits

(a)(1)                    Tender Offer Materials.  Not Applicable.

(a)(2)                    Solicitation or Recommendation.  Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March     , 2003 (incorporated herein by reference to the Proxy Statement.)

(a)(3)                    Going Private Disclosure Document.  Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March    , 2003 (incorporated herein by reference to the Proxy Statement.)

(a)(4)                    Prospectus.  Not Applicable

(a)(5)                    Other Disclosure Materials.  Not Applicable

(b)                                 Loan Agreement.  Not Applicable

(c)(1)                    Reports, Opinions and Appraisals.  Opinions of TM Capital (incorporated herein by reference to Annexes B and C to the Proxy Statement).

(c)(2)                    Materials prepared by TM Capital and presented to the Special Committee on August 19, 2002.

(d)(1)                   Certain Agreements.  Agreement dated August 19, 2002 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R.

McGinley, Margaret J. McGinley, James W. McGinley and Robert J. McGinley and amendment dated December 26, 2002 (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)                   Memorandum of Understanding In re Methode Electronics, Inc. Shareholders Litigation, Civil Action No. 19899.

(f)                                    Appraisal Rights.  Not Applicable

(g)                                 Materials Used to Solicit.  Not Applicable

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METHODE ELECTRONICS, INC.

March 14, 2003	By:	/s/ Donald W. Duda
Donald W. Duda
President